UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FACEBOOK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35551	20-1665019
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1601 Willow Road, Menlo Park, California	94025

(Address of Principal Executive Offices)	(Zip Code)

Colin S. Stretch Vice President and General Counsel (650) 543-4800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2017

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Facebook, Inc. (“Facebook”) for the reporting period January 1 to December 31, 2017 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Facebook’s website at https://investor.fb.com under “Additional Links.”

Item 1.02. Exhibit.

Facebook has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Facebook, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FACEBOOK, INC.

Date: May 25, 2018	By:	/s/ COLIN S. STRETCH
	Name:	Colin S. Stretch
	Title:	Vice President and General Counsel